FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

June 20, 2008 and June 24, 2008

ITEM 3   News Release:

Press releases were issued on June 23, 2008 and June 25, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that they signed a Note Amending Agreement with the majority of its $40.24 million principal amount of its 10% Senior Subordinated Convertible Notes the holders to extend the Maturity Date of the Notes for the purpose of negotiating a term sheet for the redemption of the Notes by the sale of assets of the Company, and announced that it signed a Term Sheet.

ITEM 5   Full Description of Material Change:

JED announced signing a Note Amending Agreement on June 20, 2008 with a majority of it holders of the

$40.24 million principal amount of it’s 10% Senior Subordinated Convertible Notes (“Notes”) to extend the Maturity Date of the Notes to June 24, 2008 for the purposes negotiating a term sheet for the redemption of the Notes by the sale of assets of the Company.  This is the first extension of a three-step procedure suggested by the Noteholder’s.  The signed term sheet would be followed by another short extension of the Maturity Date to draft formal agreements and a time table for the sale of process; followed by a longer extension to permit the sale process to occur.

JED announced further on June 25, 2008, that they have signed a Term Sheet with the Noteholder’s for the redemption of the Notes by September 30, 2008.  The term sheet is attached to the Note Amending Agreement with holders of a majority of the principal amount of the Notes to extend the Maturity Date of the Notes until September 30, 2008 if a Forbearance Agreement is not signed by July 1st, the Maturity Date becomes July 2nd, 2008.  The Term Sheet provides for JED to sell assets or otherwise raise a minimum of Fifty Five ($55) Million for the redemption of the Notes and repayment of trade creditors.  This Note Extension Agreement is the second and third step of the three-step process announced June 23rd, 2008.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on June 25, 2008.